# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Pluri Inc., CIK 0001158780
CUSIP: 72942G104
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Address of issuer's principal executive offices: MATAM Advanced Technology Park, Building No. 5, Haifa, Israel (L3), 3508409
Date of event which requires filing of this statement: 05/12/2025
Filed by CIK 0002055515
Persons authorized to receive notices and communications: Chutzpah Holdings Limited, 4TH Floor, Liberation House, Castle Street, St. Helier, Jersey (Y9), JE1 4HH, 44 1534 823050; Peter G. Flagel, Gibbons P.C. One Pennsylvania Plaza, Floor 45, Suite 4515, New York, New York (NY), 10119, 212-613-2091

## Reporting persons
- Chutzpah Holdings Limited (CIK 0002055515): type of reporting person: corporation (CO); citizenship or place of organization: Jersey (Y9); source of funds: affiliate funds (AF); sole voting power 1,383,948; shared voting power 0; sole dispositive power 1,383,948; shared dispositive power 0; aggregate amount beneficially owned 1,383,948 (19.91% of the class)
  Comment: Note 1 Pursuant to the Securities Purchase Agreement dated January 23, 2025 (the "Securities Purchase Agreement"), entered into between the Reporting Person and the Issuer relating to a private placement offering of: 1,383,948 shares of common stock, par value $0.00001 per share (the "Common Shares") of the Issuer, (ii) pre-funded warrants (the "Pre-Funded Warrants") to purchase up to 26,030 Common Shares, and (iii) warrants (the "Common Warrants") to purchase up to 84,599 Common Shares. The purchase price for each Common Share is $4.61. The Pre-Funded Warrants have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Issuer's shareholders (the "Shareholder Approval") required by the applicable rules of the Nasdaq Capital Market, and remain exercisable until exercised in full. The Common Warrants have an exercise price of $5.568 per share, will not be exercisable until the Company receives Shareholder Approval, and will be exercisable for three years following the date of receipt of the Shareholder Approval. The Pre-Funded Warrants and Common Warrants contain customary anti-dilution provisions and are subject to a 19.99% beneficial ownership limitation until the Shareholder Approval is obtained. The sole voting power excludes common shares that the Reporting Person has the right to acquire pursuant to the exercise of the Common Warrants and the Pre-Funded Warrants.
  
  On March 13, 2025, the Issuer, Pluri Biotech Ltd., a wholly owned subsidiary of the Issuer (the "Pluri Biotech"), entered into a Share Purchase Agreement with the Reporting Person and Plantae Bioscience Ltd ("Plantae"), pursuant to which the Reporting Person and Plantae: (i) sold to Pluri Biotech, 400,000 ordinary shares and 175,000 preferred seed-1 shares, representing approximately 71.1% of the equity of Kokomodo Ltd.(on a fully diluted basis), an Israeli company ("Kokomodo," and such shares, the "Purchased Shares"), and (ii) transferred to Pluri Biotech, a convertible loan, pursuant to an assignment and assumption agreement (the "Assignment Agreement"), reflecting a principal aggregate amount of $0.5 million (together with the Purchased Shares, the "Purchased Interests"). In consideration for the sale, transfer and conveyance of the Purchased Interests, the Issuer paid the Reporting Person an aggregate purchase price of $4.5 million, payable in 976,139 common shares of the Company, which as of January 23, 2025, represented 12.14% of the Issuer's issued and outstanding share capital on a fully diluted basis after the deemed issuance of the Pluri Consideration Shares.
  
  On April 25, 2025, the Reporting Person and the Issuer entered into an amendment to the Securities Purchase Agreement, whereby the Company and the Investor agreed to exchange 976,139 of the Common Shares for additional pre-funded warrants to purchase up to 976,139 Common Shares. The additional pre-funded warrants issued to the Investor have the same terms as the Pre-Funded Warrants issued pursuant to the Securities Purchase Agreement, and as such, they have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Company's shareholders, as required by the applicable rules of the Nasdaq Capital Market, and remain exercisable until exercised in full. The additional pre-funded warrants contain customary anti-dilution provisions and are subject to a 19.99% beneficial ownership limitation until shareholder approval is obtained.
  
  2 Indicates the Reporting Person 's ownership of 1,383,948 Common Shares currently held.
  
  3 Calculated on the basis of 1,383,948 Common Shares to be received by the Reporting Person upon exercise of the Pre-Funded Warrants and Common Warrants.

## Item 1. Security and Issuer
Title of class of securities: COMMON STOCK, PAR VALUE $0.00001 PER SHARE
Name of issuer: Pluri Inc.
Address of issuer's principal executive offices: MATAM Advanced Technology Park, Building No. 5, Haifa, Israel (L3), 3508409

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is amended and supplemented as follows:

On March 13, 2025, the Issuer, Pluri Biotech Ltd., a wholly owned subsidiary of the Issuer (the "Pluri Biotech"), entered into a Share Purchase Agreement with the Reporting Person and Plantae Bioscience Ltd ("Plantae"), pursuant to which the Reporting Person and Plantae: (i) sold to Pluri Biotech, 400,000 ordinary shares and 175,000 preferred seed-1 shares, representing approximately 71.1% of the equity of Kokomodo Ltd.(on a fully diluted basis), an Israeli company ("Kokomodo," and such shares, the "Purchased Shares"), and (ii) transferred to Pluri Biotech, a convertible loan, pursuant to an assignment and assumption agreement (the "Assignment Agreement"), reflecting a principal aggregate amount of $0.5 million (together with the Purchased Shares, the "Purchased Interests"). In consideration for the sale, transfer and conveyance of the Purchased Interests, the Issuer paid the Reporting Person an aggregate purchase price of $4.5 million, payable in 976,139 common shares of the Company, which as of January 23, 2025, represented 12.14% of the Issuer's issued and outstanding share capital on a fully diluted basis after the deemed issuance of the Pluri Consideration Shares.

On April 25, 2025, the Reporting Person and the Issuer entered into an amendment to the Securities Purchase Agreement, whereby the Company and the Investor agreed to exchange 976,139 of the Common Shares for additional pre-funded warrants to purchase up to 976,139 Common Shares. The additional pre-funded warrants issued to the Investor have the same terms as the Pre-Funded Warrants issued pursuant to the Securities Purchase Agreement, and as such, they have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Company's shareholders, as required by the applicable rules of the Nasdaq Capital Market, and remain exercisable until exercised in full. The additional pre-funded warrants contain customary anti-dilution provisions and are subject to a 19.99% beneficial ownership limitation until shareholder approval is obtained.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
1,383,948 shares of common stock of the Issuer.
19.91% of the outstanding shares of common stock of the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose:
1,383,948 shares of common stock of the Issuer.
19.91% of the outstanding shares of common stock of the Issuer.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is amended and supplemented as follows:

On March 13, 2025, the Issuer, Pluri Biotech Ltd., a wholly owned subsidiary of the Issuer (the "Pluri Biotech"), entered into a Share Purchase Agreement with the Reporting Person and Plantae Bioscience Ltd ("Plantae"), pursuant to which the Reporting Person and Plantae: (i) sold to Pluri Biotech, 400,000 ordinary shares and 175,000 preferred seed-1 shares, representing approximately 71.1% of the equity of Kokomodo Ltd.(on a fully diluted basis), an Israeli company ("Kokomodo," and such shares, the "Purchased Shares"), and (ii) transferred to Pluri Biotech, a convertible loan, pursuant to an assignment and assumption agreement (the "Assignment Agreement"), reflecting a principal aggregate amount of $0.5 million (together with the Purchased Shares, the "Purchased Interests"). In consideration for the sale, transfer and conveyance of the Purchased Interests, the Issuer paid the Reporting Person an aggregate purchase price of $4.5 million, payable in 976,139 common shares of the Company, which as of January 23, 2025, represented 12.14% of the Issuer's issued and outstanding share capital on a fully diluted basis after the deemed issuance of the Pluri Consideration Shares.

On April 25, 2025, the Reporting Person and the Issuer entered into an amendment to the Securities Purchase Agreement, whereby the Company and the Investor agreed to exchange 976,139 of the Common Shares for additional pre-funded warrants to purchase up to 976,139 Common Shares. The additional pre-funded warrants issued to the Investor have the same terms as the Pre-Funded Warrants issued pursuant to the Securities Purchase Agreement, and as such, they have an exercise price of $0.0001 per share, are exercisable at any time following the receipt of certain approvals from the Company's shareholders, as required by the applicable rules of the Nasdaq Capital Market, and remain exercisable until exercised in full. The additional pre-funded warrants contain customary anti-dilution provisions and are subject to a 19.99% beneficial ownership limitation until shareholder approval is obtained.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Form 8K, please see

https://www.sec.gov/Archives/edgar/data/1158780/000121390025007698/ea0228987-8k_pluri.htm

https://www.sec.gov/Archives/edgar/data/1158780/000121390025023733/ea0234319-8k_pluriinc.htm

https://www.sec.gov/Archives/edgar/data/1158780/000121390025035770/ea0239705-8k_pluri.htm

## Signatures
- Chutzpah Holdings Limited: /s/ Ana Ventura, Ana Ventura/ Authorized Officer Beaumont (Directors) Limited, sole corporate director (05/12/2025)